Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred finance charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
	($ in thousands)
Calculation of income/(loss) from continuing operations before income taxes and fixed charges
Net income/(loss) from continuing operations	$(80,877)	$(9,914)	$20,887	$205,287	$217,054	$267,961	$201,603
Income tax expense	—	—	—	71,296	129,200	164,233	52,242
Loss from equity method investments	—	—	107	14,571	—	—	—
Fixed charges	73,431	119,288	109,039	202,470	547,781	383,955	417,770

Earnings as adjusted	(7,446)	109,374	130,033	493,624	894,035	816,149	671,615
Calculation of fixed charges
Interest expense	69,883	116,163	105,375	197,308	538,805	378,500	412,695
Interest on lease obligations	3,548	3,125	3,664	5,162	9,148	5,455	5,075

Total fixed charges	73,431	119,288	109,039	202,470	547,953	383,955	417,770
Calculation of earnings to fixed charges	(0.10)	0.92	1.19	2.44	1.63	2.13	1.61
Coverage deficiencies	80,877	9,914	—	—	—	—	—